The EMI Group

02055344

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDC
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

RECEIVED OCT 10 2002 SEC MAIL PROCESSING WASH. D.C. 180 SECTION

1st October, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 30th September, 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 1st October 2002, advising that Peter A Georgescu, a Director of the Company, had purchased 100,000 EMI Group plc Ordinary Shares of 14p each at a price of 173.7p per Ordinary Share.

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Yours faithfully,

P

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 10/30

Ref: 82-373

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/43

Company Announcements Office,
London Stock Exchange.

1st October, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that Peter A Georgescu, a Director of the Company, informed the Company by fax received after the close of business yesterday (30th September, 2002) that he purchased on 27th September, 2002 100,000 EMI Group plc Ordinary Shares of 14p each at a price of 173.7p per Ordinary Share, to be held beneficially.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary